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                                                                    Exhibit 12.1

                           SELECTED FINANCIAL RATIOS

   The following information sets forth certain ratios as of March 31, 2002:

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
             Interest coverage ratio(1)..................... 3.2:1
             Debt to total market capitalization(2).........  39.8%
             Unsecured debt to total debt(3)................  66.8%
             Secured debt to total debt(4)..................  33.2%
             Fixed rate debt to total debt(5)...............  72.7%
             Fixed rate debt to total debt (Pro Forma)(5)...  80.6%
             Floating rate debt to total debt(6)............  27.3%
             Floating rate debt to total debt (Pro Forma)(6)  19.4%
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(1) Interest coverage is the quotient determined by dividing EBITDA by interest expense. EBITDA is defined with respect to the Company on a consolidated basis, the sum of net income plus the sum of all amounts treated as expense for (a) interest, (b) minority interest and (c) depreciation and amortization.
(2) Debt to total market capitalization is the quotient determined by dividing total debt by total market capitalization. Total market capitalization is based on the market closing price of our common stock at March 31, 2002 of $30.57 per share (assuming the conversion of all operating subsidiary units) and total debt outstanding.
(3) Unsecured debt to total debt is the quotient determined by dividing senior notes and line of credit by total debt.
(4) Secured debt to total debt is the quotient determined by dividing notes payable by total debt.
(5) Fixed rate debt to total debt is the quotient determined by dividing notes payable, excluding $1,367,000 of a floating rate note payable, and senior notes by total debt. For pro forma purposes the numerator would include $54,702,000 of newly issued notes offered herein.
(6) Floating rate debt to total debt is the quotient determined by dividing the line of credit and $1,367,000 of a floating rate note payable by total debt. For pro forma purposes the numerator would exclude approximately $54,247,000, after deducting our estimated expenses of approximately $125,000 and underwriting commissions, of net proceeds to the company from the newly issued notes offered herein.

Ratio of Earnings to Fixed Charges (1):

    Quarter Ended                              Year Ended
    March 31, 2002          2001        2000      1999      1998      1997
    --------------         ------      ------    ------    ------    ------
        2.4:1              2.3:1       2.1:1     2.3:1     2.4:1     1.6:1

(1) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before extraordinary items and fixed charges included in expense. Fixed charges consist of interest costs, whether expensed or capitalized, and the amortization of debt issuance costs. The 2000 ratio excludes the impact on net income of non-recurring merger related expenses incurred during 2000. The pro forma ratio of earnings to fixed charges, after taking into consideration the offering, is unchanged from the actual ratio and remains at 2.4:1.